UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 000-12713

NEC Corporation

(Translation of registrant’s name into English)

7-1, Shiba 5-chome

Minato-ku, Tokyo 108-8001

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 30, 2021

NEC Corporation

By:	/s/ Naoko Taniguchi
Name:	Naoko Taniguchi
Title:	General Manager, Legal Division

NEC Corporation to Terminate U.S. Public Reporting Obligations

Tokyo, June 30, 2021 – NEC Corporation (NEC; TSE : 6701) today announced that it will voluntarily file a Form 15F with the United States Securities and Exchange Commission (the “SEC”) to terminate the registration of its common shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and its corresponding reporting obligations under Section 13(a) of the Exchange Act.

The termination will become effective 90 days after the date of filing of the Form 15F with the SEC, or within such shorter period as the SEC may determine. Upon filing of the Form 15F, the Company’s reporting obligations under the Exchange Act will be immediately suspended, including its obligations to file annual reports on Form 20-F and reports on Form 6-K.

Forward-Looking Statements

This press release includes statements that express NEC’s opinions, expectations, beliefs, plans or objectives regarding future events or future results, and therefore are, or maybe deemed to be, “forward-looking statements.” These forward-looking statements include all matters that are not historical facts and include statements regarding NEC’s intention to terminate the registration of its common shares and the corresponding reporting obligations. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements in respect of NEC’s intention to terminate its mandatory reporting obligations involve known and unknown risks, uncertainties and assumptions. Although NEC bases its forward-looking statements on assumptions that its management believes were reasonable when made, you are cautioned that such forward-looking statements are not guarantees.